SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2009

Commission File Number: 1-12158

Sinopec Shanghai Petrochemical Company Limited

(Translation of registrant’s name into English)

Jinshanwei, Shanghai

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-Not Applicable

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Form 6-K

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: October 13, 2009	By:	/S/ RONG GUANGDAO
	Name:	Rong Guangdao
	Title:	Chairman

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 338)

Overseas Regulatory Announcement

Resolutions of the Ninth Meeting of the Sixth Session of the Board of

Directors

The Company and all members of the board of directors warrant that the information contained in this announcement is truthful, accurate and complete, and jointly accept full responsibility for any false representations or misleading statements contained in, or material omissions from, this announcement.

This announcement is issued pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

On 10 October 2009, the sixth session of the board of directors (the “Board”) of Sinopec Shanghai Petrochemical Company Limited (the “Company”) convened an extraordinary meeting as the ninth meeting of the sixth session of the Board (the “Meeting”) by way of correspondence. Of the 12 directors entitled to attend the Meeting, 12 directors were in attendance. Members of the supervisory committee of the Company attended the Meeting. The convening of the Meeting complied with the Company Law of the People’s Republic of China and the articles of association of the Company. Mr. Rong Guangdao, Chairman of the Company, presided over the Meeting. The Meeting considered and approved the following resolutions:

Resolution 1 The departure of Mr. Han Zhihao from the office of Chief Financial Officer of the Company by reason of his age with effect from 10 October 2009 was considered and approved with 12 votes in favor, 0 vote against and 0 abstention. The Board is of the view that during the term of service, Mr. Han Zhihao worked diligently and conscientiously, who has accomplished a substantial number of excellent and fruitful tasks in improving the financial management, reducing financial costs, strengthening the prevention and control of operational risks, and making important contributions to the production operations, construction and development as well as regulatory compliance of the Company. The Board is satisfied with, and grateful to, Mr. Han Zhihao for his diligence while working as Chief Financial Officer.

Resolution 2 The appointment of Mr. Ye Guohua as the Chief Financial Officer of the Company with effect from 10 October 2009 who will have the same term of service as that of the President and Vice Presidents of the current session of the Board was considered and approved with 12 votes in favor, 0 vote against and 0 abstention. The biography of Mr. Ye Guohua is set out below.

Independent directors Chen Xinyuan, Sun Chiping, Jiang Zhiquan and Zhou Yunnong expressed no disagreement on the appointment and departure of the senior management of the Company.

Sinopec Shanghai Petrochemical Company Limited

Shanghai, the PRC, 12 October 2009

As at the date of this announcement, the executive directors of the Company are Rong Guangdao, Du Chongjun, Han Zhihao, Li Honggen, Shi Wei and Dai Jinbao; the non-executive directors of the Company are Lei Dianwu and Xiang Hanyin, and the independent non-executive directors of the Company are Chen Xinyuan, Sun Chiping, Jiang Zhiquan and Zhou Yunnong.

Biography of Ye Guohua

Ye Guohua, 41, was formerly Deputy Chief Accountant and Director of the Finance Department of Sinopec Shanghai Gaoqiao Branch. He joined Shanghai Gaoqiao Petrochemical Corporation in 1991 and held various positions, including Deputy Chief and Chief of the Cost Accounting Section of the Finance Office. He served as Director of the Finance Office of the Refinery Plant of Shanghai Gaoqiao Petrochemical Corporation in January 1998. He has served as Deputy Chief Accountant and Director of the Finance Department of Shanghai Gaoqiao Branch since October 2001. He graduated with a major in accounting from the Shanghai University of Finance and Economics in July 1991. He is a senior accountant by professional title. Save as disclosed above, Mr. Ye neither has any associated relationship with the Company or the controlling shareholder or the de facto controller thereof, nor holds any shares in the Company.

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 338)

Change of Chief Financial Officer

The Board announces that Mr. Han Zhihao has resigned as the chief financial officer of the Company with effect from 10 October 2009.

The Board is pleased to announce that Mr. Ye Guohua has been appointed as the new chief financial officer of the Company with effect from 10 October 2009.

Reference is made to the announcement entitled “Overseas Regulatory Announcement — Resolutions of the Ninth Meeting of the Sixth Session of the Board of Directors” published by of Sinopec Shanghai Petrochemical Company Limited (the “Company”) dated the date of this announcement.

The board of directors (the “Board”) of the Company hereby announces that the Board has resolved to approve (i) the resignation of Mr. Han Zhihao (“Mr. Han”) as the chief financial officer of the Company with effect from 10 October 2009; and (ii) the appointment of Mr. Ye Guohua (“Mr. Ye”) as the new chief financial officer of the Company with effect from 10 October 2009.

The Board would like to take this opportunity to express its gratitude to Mr. Han that during the term of service, Mr. Han has worked diligently and conscientiously, who has accomplished a substantial number of excellent and fruitful tasks in improving the financial management, reducing financial costs, strengthening the prevention and control of operational risks, and making important contributions to the production operations, construction and development as well as the regulatory compliance of the Company. The Board is satisfied with, and grateful to, Mr. Han for his diligence while working as the chief financial officer of the Company. Mr. Han confirmed that there is no disagreement with the Board and there is no matter relating to his resignation that needs to be brought to the attention of the shareholders of the Company or The Stock Exchange of Hong Kong Limited.

The Board would also like to express its warm welcome to Mr. Ye on his new appointment. Mr. Ye, 41, was formerly Deputy Chief Accountant and Director of the Finance Department of Sinopec Shanghai Gaoqiao Branch. He joined Shanghai Gaoqiao Petrochemical Corporation in 1991 and held various positions, including Deputy Chief and Chief of the Cost Accounting Section of the Finance Office. He served as Director of the Finance Office of the Refinery Plant of Shanghai Gaoqiao Petrochemical Corporation in January 1998. He has served as Deputy Chief Accountant and Director of the Finance Department of Shanghai Gaoqiao Branch since October 2001. He graduated with a major in accounting from the Shanghai University of Finance and Economics in July 1991. He is a senior accountant by professional title. Save as disclosed above, Mr. Ye neither has any associated relationship with the Company or the controlling shareholder or the de facto controller thereof, nor holds any shares in the Company.

Despite Mr. Han’s resignation as the chief financial officer of the Company, Mr. Han will continue to serve on the Board as a director of the Company. There is no change in the composition of the Board or the supervisors of the Company.

By Order of the Board

Zhang Jingming

Company Secretary

Shanghai, the PRC, 12 October 2009

As at the date of this announcement, the executive directors of the Company are Rong Guangdao, Du Chongjun, Han Zhihao, Li Honggen, Shi Wei and Dai Jinbao; the non-executive directors of the Company are Lei Dianwu and Xiang Hanyin, and the independent non-executive directors of the Company are Chen Xinyuan, Sun Chiping, Jiang Zhiquan and Zhou Yunnong.

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 338)

Date of Meeting of the Board of Directors

This announcement is made pursuant to Rule 13.43 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The board of directors (the “Board”) of Sinopec Shanghai Petrochemical Company Limited (the “Company”) announces that a meeting of the Board will be held on Wednesday, 28 October 2009 at 9:30 a.m. for the purposes of considering and approving the third quarterly results of the Company for the nine months ended 30 September 2009 prepared in accordance with the PRC Accounting Standards for Business Enterprises for publication, and transacting any other business.

By Order of the Board

Zhang Jingming

Company Secretary

Shanghai, the PRC, 12 October 2009

As at the date of this announcement, the executive directors of the Company are Rong Guangdao, Du Chongjun, Han Zhihao, Li Honggen, Shi Wei and Dai Jinbao; the non-executive directors of the Company are Lei Dianwu and Xiang Hanyin, and the independent non-executive directors of the Company are Chen Xinyuan, Sun Chiping, Jiang Zhiquan and Zhou Yunnong.